P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

February 12, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:         Preliminary Proxy Materials for the Special Meetings of Shareholders

Transamerica Funds (File Nos. 033-02659, 811-04556)

Transamerica Series Trust (File Nos. 033-00507, 811-04419)

  (each, a “Registrant” and together, the “Registrants”)

Dear Sir or Madam:

On behalf of the above-named Registrants, we are filing today electronically through the EDGAR system, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and Rule 20a-1 under the Investment Company Act of 1940, as amended, a preliminary copy of the Proxy Statement, Notice of Meeting and Form of Proxy Card (the “Proxy Materials”) relating to the Special Meetings of Shareholders scheduled to be held on April 11, 2014, for Transamerica Series Trust and on April 28, 2014 for Transamerica Funds.

The Proxy Materials seeks the approval of Aegon USA Investment Management, LLC, an affiliate of Transamerica Asset Management, Inc., as a sub-adviser to each of Transamerica Multi-Manager Alternative Strategies Portfolio, Transamerica Opportunistic Allocation, Transamerica Asset Allocation – Conservative VP, Transamerica Asset Allocation – Moderate VP, Transamerica Asset Allocation – Moderate Growth VP, Transamerica Asset Allocation – Growth VP, Transamerica International Moderate Growth VP, Transamerica Multi-Manager Alternative Strategies VP, Transamerica ING Conservative Allocation VP, Transamerica ING Moderate Growth Allocation VP and Transamerica ING Balanced Allocation VP (each, a “Fund”). The Registrants anticipate the mailing of the definitive Proxy Materials to each Fund’s shareholders on or about February 27, 2014.

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1825.

Very truly yours,

/s/ T. Gregory Reymann, II

T. Gregory Reymann, II

Vice President and Assistant General Counsel

Transamerica Asset Management, Inc.